Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS

	2015	2014
CURRENT ASSETS		
Cash and cash equivalents	$30,618	$ 85,416
Due from affiliates	-	30,808
Prepaid expenses	16,597	26,365
Total current assets	47,215	142,589
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2015 and 2014)	-	-
OTHER ASSET		
Cash and cash equivalents - restricted	25,000	25,000
	$72,215	$167,589

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts payable	$ 1,000	$ 14,253
Sundry liability	-	91
Total current liabilities	1,000	14,344
MEMBERS' EQUITY	71,215	153,245
	$72,215	$167,589

The accompanying notes are an integral part of these statements.